BC FORM 53-901F
(Previously Form 27)
SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

1.    Reporting Issuer

        Canplats Resources Corporation
       #1180 — 999 West Hastings Street
       Vancouver, B.C.   V6C 2W2

2.    Date of Material Change

       March 31, 2003

3.    Press Release

       A news release was issued on March 31, 2003.

4.    Summary of Material Change

Canplats Resources Corporation is pleased to announce the appointment of First Associates Investments Inc. as its agent to offer, on a commercially reasonable efforts basis, to the public in British Columbia and Alberta up to 5,000,000 units (the “Units”) at a price of $0.10 per unit for gross proceeds of up to $500,000, by way of a short form offering document. Each unit will consist of one common share and one non-transferable common share purchase warrant. Each warrant will entitle the holder to purchase one additional common share for a period of one year at a price of $0.20. The offering is subject to TSX Venture Exchange approval.

5.    Full Description of Material Changes

       See attached news release dated March 31, 2003.

6.    Reliance on Section 85(2) of the Act

       N/A

7.    Omitted Information

       NIL

8.    Senior Officers

       Names:    R.E. Gordon Davis, President & CEO
                       Linda J. Sue, Corporate Secretary

       Business Tel.:   (604) 689-3846

9.    Statement of Senior Officer

       The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 1st day of April, 2003.

"Linda J. Sue"
_________________________________
Linda J. Sue, Corporate Secretary

March 31, 2003	TSX Venture Exchange: CPQ

CANPLATS ANNOUNCES FINANCING
FOR DRILLING AND PROJECT ACQUISITIONS

Vancouver, B.C. -- Canplats Resources Corporation is pleased to announce the appointment of First Associates Investments Inc. as its agent to offer, on a commercially reasonable efforts basis, to the public in British Columbia and Alberta up to 5,000,000 units (the “Units”) at a price of $0.10 per unit for gross proceeds of up to $500,000, by way of a short form offering document. Each unit will consist of one common share and one non-transferable common share purchase warrant. Each warrant will entitle the holder to purchase one additional common share for a period of one year at a price of $0.20. The offering is subject to TSX Venture Exchange approval.

The proceeds of the offering will be used to complete an exploration program on the company’s Geikie property (estimated at $85,000), for working capital for operations and as a reserve for asset acquisition investigations and exploration activities.

In consideration for its services, First Associates will be paid a cash commission equal to 8% of the gross proceeds of the offering and a corporate finance fee of $15,000 plus GST. In addition, the company will issue to First Associates a non-transferable agent’s option entitling the agent to purchase that number of units of the company equal to 15% of the number of units sold pursuant to the offering on the same financial terms as the public offering. The company has also agreed to pay all expenses reasonably incurred by First Associates in connection with the offering, including the fees and expenses of First Associates’ solicitors.

Canplats maintains core claims in the Nipigon Plate area north of Thunder Bay, Ontario and has completed geophysics to refine drill targets that are prospective for platinum group mineralization. The company also holds a 100% interest the drill-ready Rodeo epithermal gold prospect in Durango state, Mexico.

For further information, contact:

R.E. Gordon Davis Chairman, President and C.E.O. Direct: (604) 484-8220	Paul LaFontaine Manager, Investor Relations Direct: (604) 484-8212 N.A/ toll-free: (866) 338-0047 info@canplats.com http://www.canplats.com

To receive Canplat’s news releases by e-mail, contact Paul LaFontaine, manager, investor relations, at info@canplats.com ~or (866) 338-0047. The TSX Venture Exchange has neither approved nor disapproved of the information contained herein. Some of the statements contained in the company’s news releases may be forward-looking statements such as the company’s future plans, objectives and goals. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include general and economic conditions as well as those described in Canplats’ SEC Form 20F as amended.